EXHIBIT 12.2
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings Available for Fixed Charges:
Income from continuing operations
before income tax expense	$1,007	$979	$734	$768	$777
Fixed charges	384	385	385	397	392
Total earnings available for fixed charges	$1,391	$1,364	$1,119	$1,165	$1,169

Fixed Charges and Preferred Stock Dividends:
Interest expense	$379	$379	$380	$392	$387
Estimated interest portion of rentals
charged to expense	5	6	5	5	5
Total fixed charges	384	385	385	397	392
Preferred stock dividends (1)	—	2	3	3	3
Total fixed charges and preferred stock dividends	$384	$387	$388	$400	$395

Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends	3.6x	3.5x	2.9x	2.9x	3.0x

(1)    Represents actual preferred stock dividends grossed up for income taxes.